EXHIBIT 99.9

AMENDMENT NO. 5 TO
LONGVIEW FIBRE COMPANY
SALARIED 401(k) SAVINGS PLAN

This Amendment is made to the Longview Fibre Company Salaried 401(k) Savings Plan (the "Plan"). The amendments set forth below are effective March 28, 2005. All terms defined in the Plan shall have the same meanings when used herein. All provisions of the Plan not amended by this Amendment shall remain in full force and effect.

1. Section 7.7(a) is amended to read as follows:

(a)
Distributions Pursuant to QDROs. If a QDRO so provides (or the portion of the Participant's Account payable to the Alternate Payee does not exceed $1,000), the portion of a Participant's Account payable to an Alternate Payee may be distributed, in a form permissible under Article 12 (determined by taking into account the size of the award), to the Alternate Payee at any time beginning as soon as practicable after the Administrator's determination that the domestic relations order constitutes a QDRO is made, regardless of whether the Participant is entitled to a distribution from the Plan at such time. If applicable, the Alternate Payee shall be provided the notice prescribed by Code section 402(f).

2. The first sentence of Section 12.1(b) is amended to read as follows:

If the Participant's vested Account balance exceeds $1,000, such vested Account balance will not be distributed or commence to be distributed to the Participant prior to the Participant's attainment of Normal Retirement Age without the Participant's written consent.

3. The second and third sentences of Section 12.4(b) are amended to read as follows:

Notwithstanding the preceding sentence (or Section 12.1(a)), if the sole designated Beneficiary is the Participant's spouse and such Beneficiary's vested interest under the Plan exceeds $1,000, then (1) distribution to such Beneficiary need not be made or commence to be made until the later of December 31 of the calendar year in which the Participant would have attained age 70½ or December 31 of the calendar year in which the Participant's Severance Date occurs and (2) such Beneficiary shall be deemed to have elected to defer benefit commencement until the latest permissible time unless such Beneficiary specifically elects an earlier distribution. If the Participant's sole Beneficiary is his surviving spouse, and the spouse dies after the Participant but before distributions have begun to the spouse, then the first sentence of this subsection (b) will be applied as if the surviving spouse were the Participant.

4. The first sentence of Section 12.5 is amended to read as follows:

Not more than 90 days and not less than 30 days before the date as of which the Participant's vested Account balance is to be distributed or commence to be distributed, the Administrator shall provide each Participant whose vested Account balance exceeds $1,000 a written explanation of the optional forms of benefit available under the Plan with respect to such vested Account balance, including the material features and relative values of those options, when the Participant's benefits will be distributed if the Participant fails to make an election, and the Participant's right to defer distribution until the date distribution is required under Section 12.1(d) or, if later and if the Participant elects, the Participant's Required Beginning Date.

Longview Fibre Company has caused this Amendment to be executed on the date indicated below.

LONGVIEW FIBRE COMPANY

Dated:  December 12, 2005                  By:  /s/ L. J. McLaughlin

                                                                Name:  L. J. McLaughlin

                                                                Title:  Senior Vice President-Finance, Secretay and Treasurer